Exhibit 99.1

Innovation, Science and Economic Development Canada Corporations Canada Innovation, Sciences et Développement économique Canada Corporations Canada Certificate of Amendment Certificat de modification Canada Business Corporations Act Loi canadienne sur les sociétés par actions The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada Corporate name / Dénomination sociale 1115511-3 Corporation number / Numéro de société I HEREBY CERTIFY that the articles of the JE CERTIFIE que les statuts de la société above-named corporation are amended under susmentionnée sont modifiés aux termes de section 178 of the Canada Business l’article 178 de la Loi canadienne sur les Corporations Act as set out in the attached sociétés par actions, tel qu’il est indiqué dans les articles of amendment. clauses modificatrices ci-jointes. Raymond Edwards Director / Directeur 2020-11-30 Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada Corporations Canada Innovation, Sciences et Développement économique Canada Corporations Canada Form 4 Formulaire 4 Articles of Amendment Clauses modificatrices Canada Business Corporations Act Loi canadienne sur les sociétés par (CBCA) (s. 27 or 177) actions (LCSA) (art. 27 ou 177) 1 Corporate name Dénomination sociale The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada 2 Corporation number Numéro de la société 1115511-3 3 The articles are amended as follows Les statuts sont modifiés de la façon suivante See attached schedule / Voir l’annexe ci-jointe 4 Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société. Original signed by / Original signé par Michel Lalande Michel Lalande 514-870-6550 Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA). Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA). You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049. Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049. IC 3069 (2008/04)

SCHEDULE 1

Articles of Amendment

The Bell Telephone Company of Canada or Bell Canada

La Compagnie de Téléphone Bell du Canada ou Bell Canada

(the “Corporation”)

The share capital of the Corporation is amended by the creation of a new class of preferred shares called second preferred shares (the “Second Preferred Shares”), the number of which shall be unlimited. The rights, privileges, restrictions and conditions of the Second Preferred shares are as follows:

“3.	SECOND PREFERRED SHARES

The rights privileges, restrictions and conditions attaching to the Second Preferred Shares as a class are as follows:

3.1	Second Preferred Shares - Definitions

With respect to the Second Preferred Shares, the following terms shall have the meanings ascribed to them below:

3.1.1	“Act” means the Canada Business Corporations Act.

3.1.2	“Effective Date” means the date of issuance of the Second Preferred Shares.

3.1.3

“Redemption Amount” means an amount equal to the aggregate fair market value of the Trademarks on the Effective Date as determined by the board of directors of the Corporation and the Redemption Amount of each Second Preferred Share means an amount equal to the aggregate Redemption Amount divided by the number of Second Preferred Shares issued and outstanding.

3.1.4

“Redemption Price” of each Second Preferred Share means the Redemption Amount of such Second Preferred Share plus an amount equal to all dividends which have at the relevant time been declared on the share but which have not then been paid (if any).

3.1.5	“Trademarks” means the trademarks listed in Schedule A.

3.2	Second Preferred Shares - Dividends

Subject to the Act, the holders of the Second Preferred Shares shall in each financial year of the Corporation in the discretion of the directors, but always in preference and priority to any payment of dividends on the Common Shares and on any other class of shares for that year, be entitled to non-cumulative dividends at the rate of 1.25% per annum, payable in one or more instalments. In any financial year, after providing for the full

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dividend on the Second Preferred Shares, the directors may, in their discretion, declare dividends on the Common Shares and any other class of shares, in such amounts as they may determine. The holders of the Second Preferred Shares shall not be entitled to any dividends other than as provided for in this section.

Payment of dividends shall, subject as hereinafter provided, be made by wire transfer or by cheque of the Corporation payable at par at any branch of the Corporation’s bankers and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque is not paid on presentation. No shareholder shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which it was payable.

No dividends shall be paid on shares of any other class of the Corporation if it would render the Corporation unable to pay the Redemption Amount of the Second Preferred Shares that are then issued and outstanding, together with all dividends declared thereon and unpaid.

3.3	Second Preferred Shares - Voting Rights

Subject to the Act, the holders of the Second Preferred Shares shall not be entitled to receive notice of, or to attend or to vote at any meeting of the shareholders of the Corporation.

3.4	Second Preferred Shares - Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Second Preferred Shares shall be entitled to receive in respect of each such share, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares and any other class of shares of the Corporation, an amount equal to the Redemption Price of such share. After payment to the holders of the Second Preferred Shares of the amount so payable to such holders as herein provided, the holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.5	Second Preferred Shares - Redemption at the Option of the Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued Second Preferred Shares on payment for each share to be redeemed of the Redemption Price of such share. This payment shall be made, at the option of the Corporation, either by cheque payable at any branch in Canada of one of the Corporation’s bankers, by wire transfer or by the issuance of a promissory note. Unless the holders of the Second Preferred Shares to be redeemed have waived notice of such redemption, the Corporation shall give not less than one (1) day’s notice in writing of the redemption, specifying the date and place of redemption. If this notice

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is given or waived, and the Redemption Price of the Second Preferred Shares that are redeemed is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, or is paid by the issuance of a promissory note, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption, and the holders of such shares shall from then on have no rights against the Corporation in respect of those shares except to receive payment of the Redemption Price of such shares.

3.6	Second Preferred Shares - Retraction Rights

3.6.1	General

Subject to the Act, a holder of any Second Preferred Shares shall be entitled to require the Corporation to redeem the whole or any part of the Second Preferred Shares registered in the name of the holder on the books of the Corporation.

3.6.2	Notice

A holder of Second Preferred Shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that the holder desires to have the whole or any part of the Second Preferred Shares registered in his name redeemed by the Corporation and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem the shares (the “Redemption Date”) together with the share certificates, if any, representing the Second Preferred Shares which the registered holder desires to have the Corporation redeem.

3.6.3	Redemption Procedure

On receipt of a request and share certificates, the Corporation shall, on the Redemption Date, redeem the shares by paying to the registered holder an amount equal to the Redemption Price of such shares. This payment shall be made, at the option of the Corporation, either by cheque payable at any branch in Canada of one of the Corporation’s bankers, by wire transfer or by the issuance of a promissory note. If a part only of the Second Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued by the Corporation.

3.6.4	Cessation of Rights

The Second Preferred Shares shall be redeemed on the Redemption Date and from that date the shares shall cease to be entitled to dividends and their holders shall not be entitled to exercise any of the rights of shareholders in respect of the shares, unless payment of the Redemption Price of the Second Preferred Shares is not made on the

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Redemption Date, in which case the rights of the holders of the Second Preferred Shares shall remain unaffected.

3.7	Second Preferred Shares - Adjustment

3.7.1

In the event that any competent tax authority alleges or proceeds or proposes to proceed to an assessment or reassessment for income tax purposes pursuant to the Income Tax Act (Canada) or equivalent provincial laws on the basis that the amount which is the fair market value, on the Effective Date, of the Trademarks differs from the amount determined by the board of directors of the Corporation on the Effective Date, then the Redemption Amount of such Second Preferred Shares shall be increased or decreased accordingly and retroactively as of the Effective Date, to the fair market value of the Trademarks as finally determined upon a Final Determination (as this term is hereinafter defined), without any payment to, or reimbursement whatsoever by, the holders or former holders of such Second Preferred Shares, except as provided hereafter.

3.7.2	With respect to the determination of the fair market value of the Trademarks, “Final Determination” means the value established as being the fair market value as a result of any of the following:

3.7.2.1	a final judgment rendered by any competent court adjudicating in this respect, from which no appeal may be taken or for which the period of appeal has expired;

3.7.2.2	an out-of-court settlement reached between the competent tax authorities and the Corporation and/or the holders of the Second Preferred Shares; or

3.7.2.3	an assessment by the competent tax authorities for which the period of objection or appeal has expired.

3.7.3	In the event that at the time of the aforementioned adjustment, the Corporation has already purchased or redeemed one or more Second Preferred Shares, then:

3.7.3.1

in the case of an upward adjustment of the Redemption Amount, the Corporation shall make up the purchase or Redemption Price of such Second Preferred Shares and shall immediately pay to the holder or holders of the shares so purchased or redeemed any sum of money required to so make up the purchase or Redemption Price of such Second Preferred Shares, in relation to this adjustment, or, in the event that a promissory note has been issued to the holder of such Second Preferred Shares in satisfaction of the Redemption Price of such Second Preferred Shares, the principal amount of such promissory note shall be increased by an amount equal to such adjustment;

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3.7.3.2

in the case of a downward adjustment, the holder or holders of such Second Preferred Shares so purchased or redeemed shall pay any sum of money required to immediately reimburse the over-payment to the Corporation in relation to this adjustment, or, in the event that a promissory note has been issued to the holder of such Second Preferred Shares in satisfaction of the Redemption Price of such Second Preferred Shares, the principal amount of such promissory note shall be reduced by an amount equal to such adjustment.

3.7.4

In the event that dividends have been declared on Second Preferred Shares prior to the aforementioned adjustment, such dividends shall be adjusted accordingly in relation to this adjustment, so that in the case of an upward adjustment of the Redemption Amount, the Corporation shall make up any dividend declared prior to the adjustment to the holders of the Second Preferred Shares on which such dividends were declared and in the case of a downward adjustment, the holders of the Second Preferred Shares to whom such dividends were paid before the adjustment, shall remit the overpayment to the Corporation, so that any dividend declared prior to the adjustment is calculated by taking into account the Redemption Amount for the Second Preferred Shares, as adjusted as a result of the application of the foregoing provisions.

3.8	Second Preferred Shares – Purchase for Cancellation

3.8.1

Subject to the applicable provisions of the Act, the Corporation may, at any time and from time to time, further to offers of sale received subsequent to a request in this respect sent by the Corporation to all the holders of Second Preferred Shares, or in any other manner determined at the entire discretion of the board of directors, purchase for cancellation all or a part of the Second Preferred Shares, at the lowest price at which, in the opinion of the board of directors, such shares may be acquired, such price however at no time exceeding, with respect to the Second Preferred Shares to be purchased, a sum equal to their Redemption Price calculated on the date of their purchase, plus the amount of the declared and unpaid dividends on the Second Preferred Shares at that time.”

SCHEDULE A

TRADEMARKS

The Trademarks, as defined in that certain Asset Transfer Agreement entered into on or about December 1, 2020 between the Corporation and 9765719 Canada Inc.

ANNEXE 1

Clauses modificatrices

The Bell Telephone Company of Canada or Bell Canada

La Compagnie de Téléphone Bell du Canada ou Bell Canada

(la « Société »)

Le capital-actions de la Société est modifié par la création d’une nouvelle catégorie d’actions privilégiées, appelées actions privilégiées de second rang (les « actions privilégiées de second rang »), dont le nombre est illimité. Les droits, privilèges, restrictions et conditions rattachés aux actions privilégiées de second rang sont les suivants :

« 3.	ACTIONS PRIVILÉGIÉES DE SECOND RANG

Les droits, privilèges, restrictions et conditions rattachés aux actions privilégiées de second rang sont les suivants :

3.1	Actions privilégiées de second rang - Définitions

En ce qui concerne les actions privilégiées de second rang, les termes suivants ont le sens qui leur est donné ci-dessous :

3.1.1	« date d’effet » désigne la date d’émission des actions privilégiées de second rang.

3.1.2	« Loi » désigne la Loi canadienne sur les sociétés par actions.

3.1.3	« marques de commerce » désigne les marques de commerce énumérées à l’annexe A.

3.1.4

« prix de rachat » désigne, pour chaque action privilégiée de second rang, sa valeur de rachat majorée d’un montant égal à tous les dividendes qui, au moment considéré, ont été déclarés sur l’action mais n’ont pas encore été payés (s’il en est).

3.1.5

« valeur de rachat » désigne la juste valeur marchande totale des marques de commerce à la date d’effet telle qu’établie par le conseil d’administration de la Société; la valeur de rachat de chaque action privilégiée de second rang correspondant à la valeur de rachat totale divisée par le nombre d’actions privilégiées de second rang émises et en circulation.

3.2	Actions privilégiées de second rang - Dividendes

Sous réserve de la Loi, les porteurs des actions privilégiées de second rang ont le droit de recevoir, pour chaque exercice de la Société et à la discrétion des administrateurs, mais toujours en priorité par rapport à tout versement de dividendes sur les actions ordinaires et sur les actions de toute autre catégorie pour cet exercice, des dividendes non cumulatifs au taux de 1,25 % par année, en un ou plusieurs versements. Au cours d’un exercice, après avoir versé la totalité des dividendes sur les actions privilégiées de second rang, les administrateurs peuvent, à leur discrétion, déclarer des dividendes sur les actions ordinaires et sur les actions de toute autre catégorie, selon les montants qu’ils peuvent établir. Les porteurs des actions privilégiées de second rang n’ont pas droit à des dividendes autres que ceux prévus dans le présent article.

Le versement des dividendes est effectué, sous réserve des dispositions qui suivent, par transfert de fonds électronique ou par chèque de la Société payable au pair à toute succursale des banquiers de la Société. L’envoi par la poste d’un tel chèque à un porteur équivaut au paiement des dividendes à hauteur de la somme qu’il représente, à moins que le chèque ne soit pas honoré lorsqu’il est présenté. Aucun actionnaire ne peut recouvrer, au moyen d’une action ou de toute autre procédure judiciaire engagée contre la Société, des dividendes qui sont représentés par un chèque n’ayant pas été dûment présenté aux fins de paiement aux banquiers de la Société ou qui demeurent par ailleurs non réclamés dans les six ans suivant la date à laquelle ils ont été déclarés comme étant payables.

La Société doit payer la valeur de rachat des actions privilégiées de second rang qui sont alors émises et en circulation, ainsi que tous les dividendes déclarés sur celles-ci et impayés, avant de verser des dividendes sur des actions d’une autre catégorie de la Société.

3.3	Actions privilégiées de second rang – Droits de vote

Sous réserve de la Loi, les porteurs des actions privilégiées de second rang ne peuvent recevoir un avis de convocation, assister ou voter à une assemblée des actionnaires de la Société.

3.4	Actions privilégiées de second rang – Liquidation ou dissolution

En cas de dissolution ou de liquidation de la Société, volontaire ou forcée, les porteurs des actions privilégiées de second rang ont le droit de recevoir à l’égard de chacune de ces actions, avant toute distribution d’une partie des actifs de la Société aux porteurs des actions ordinaires et des actions de toute autre catégorie de la Société, une somme égale au prix de rachat de l’action visée. Après avoir reçu les sommes qui leur sont ainsi payables, les porteurs d’actions privilégiées de second rang ne seront admissibles à aucune autre distribution sur les biens ou les actifs de la Société.

3.5	Actions privilégiées de second rang – Rachat au gré de la Société

Sous réserve de la Loi, la Société peut racheter la totalité ou une partie des actions privilégiées de second rang émises moyennant le paiement du prix de rachat pour chaque action à racheter. Ce paiement est effectué, au choix de la Société, par chèque payable à toute succursale au Canada de l’un des banquiers de la Société, par transfert de fonds électronique ou par l’émission d’un billet à ordre. À moins que les porteurs d’actions privilégiées de second rang à racheter aient renoncé à l’avis de rachat, la Société doit remettre un avis écrit d’au moins un (1) jour de son intention de procéder au rachat, en précisant la date et l’endroit du rachat. Si cet avis est donné ou fait l’objet d’une renonciation, et que le prix de rachat des actions privilégiées de second rang qui sont rachetées est payé à leurs porteurs, ou est déposé auprès d’une banque à charte ou d’une société de fiducie au Canada, comme il est indiqué dans l’avis, ou est payé par l’émission d’un billet à ordre, au plus tard à la date fixée pour le rachat, les dividendes sur les actions à racheter cessent après la date fixée pour le rachat, et les porteurs de ces actions ne disposent, à partir de ce moment, d’aucun droit contre la Société relativement à ces actions, sauf le droit de recevoir le paiement du prix de rachat de ces actions.

3.6	Actions privilégiées de second rang - Droits de rachat au gré du porteur

3.6.1	Généralités

Sous réserve de la Loi, le porteur d’actions privilégiées de second rang peut obliger la Société à racheter la totalité ou une partie des actions privilégiées de second rang immatriculées à son nom dans les registres de la Société.

3.6.2	Avis

Le porteur d’actions privilégiées de second rang à racheter doit remettre à la Société, à son siège social, une demande écrite précisant (i) qu’il souhaite faire racheter par la Société la totalité ou une partie des actions privilégiées de second rang immatriculées à son nom et (ii) le jour ouvrable où il souhaite que la Société rachète les actions, soit au moins cinq jours après la date où la demande écrite est remise à la Société (la « date de rachat ») ainsi que les certificats, s’il en est, représentant les actions privilégiées de second rang qu’il souhaite faire racheter par la Société.

3.6.3	Procédure de rachat

Sur réception d’une demande et de certificats d’actions, la Société rachète les actions à la date de rachat en versant au porteur inscrit une somme égale au prix de rachat de ces actions. Ce paiement est effectué, au choix de la Société, par chèque payable à toute succursale au Canada de l’un des banquiers de la Société, par virement télégraphique ou par l’émission d’un billet à ordre. Si seulement une partie des actions privilégiées de second rang représentées par un certificat est rachetée, un nouveau certificat sera délivré par la Société pour le reste des actions.

3.6.4	Extinction des droits

Les actions privilégiées de second rang doivent être rachetées à la date de rachat et, à compter de cette date, les porteurs de ces actions cessent d’avoir droit aux dividendes et de pouvoir exercer les droits rattachés à leurs actions, à moins que le prix de rachat des actions privilégiées de second rang ne soit pas payé à la date de rachat, auquel cas les droits des porteurs de ces actions demeurent inchangés.

3.7	Actions privilégiées de second rang - Rajustement

3.7.1

Si une autorité fiscale compétente déclare ou établit ou propose d’établir une cotisation ou une nouvelle cotisation concernant l’impôt sur le revenu en vertu de la Loi de l’impôt sur le revenu (Canada) ou de lois provinciales équivalentes sur la base que la juste valeur marchande des marques de commerce à la date d’effet diffère de celle établie par le conseil d’administration de la Société à cette même date, alors la valeur de rachat des actions privilégiées de second rang visées sera augmentée ou diminuée en conséquence, avec effet rétroactif à compter de la date d’effet, pour correspondre à la juste valeur marchande des marques de commerce établie dans une décision définitive (tel que ce terme est définit ci-après), sans paiement aux porteurs ou anciens porteurs de ces actions privilégiées de second rang ni remboursement de quelque nature que ce soit par ceux-ci, sous réserve des dispositions qui suivent.

3.7.2	Relativement à l’établissement de la juste valeur marchande des marques de commerce, une « décision définitive » s’entend de l’une ou l’autre des situations suivantes :

3.7.2.1	un jugement final rendu par un tribunal compétent statuant sur la question, non susceptible d’appel ou dont le délai d’appel a expiré;

3.7.2.2	un règlement à l’amiable intervenu entre les autorités fiscales compétentes et la Société et/ou les porteurs des actions privilégiées de second rang;

3.7.2.3	une cotisation établie par les autorités fiscales compétentes dont le délai de contestation ou d’appel a expiré.

3.7.3	Si, au moment du rajustement susmentionné, la Société a déjà acheté ou racheté une ou plusieurs actions privilégiées de second rang, alors :

3.7.3.1

dans le cas d’un rajustement à la hausse de la valeur de rachat, la Société doit immédiatement verser aux porteurs des actions privilégiées de second rang ainsi achetées ou rachetées la somme d’argent nécessaire pour combler l’écart par rapport au prix d’achat ou de rachat, ou, lorsqu’un billet à ordre a été émis aux porteurs de ces actions privilégiées de second rang en règlement de leur prix de rachat, le montant principal du billet à ordre doit être augmenté pour tenir compte du rajustement;

3.7.3.2	dans le cas d’un rajustement à la baisse, les porteurs des actions privilégiées de second rang ainsi achetées ou rachetées doivent immédiatement verser à la Société la somme d’argent nécessaire pour lui rembourser son trop-payé résultant du rajustement, ou, lorsqu’un billet à ordre a été émis aux porteurs de ces actions privilégiées de second rang en règlement de leur prix de rachat, le montant principal du billet à ordre doit être réduit pour tenir compte du rajustement.

3.7.4

Si des dividendes ont été déclarés sur des actions privilégiées de second rang avant le rajustement susmentionné, ces dividendes doivent être rajustés en conséquence, de sorte que dans le cas d’un rajustement à la hausse de la valeur de rachat, la Société doit verser aux porteurs des actions privilégiées de second rang sur lesquels ces dividendes ont été déclarés la somme d’argent nécessaire pour combler l’écart par rapport aux dividendes déclarés avant le rajustement et, dans le cas d’un rajustement à la baisse, les porteurs des actions privilégiées de second rang à qui ces dividendes ont été versés avant le rajustement doivent rembourser le trop-payé à la Société; ainsi, tout dividende déclaré avant le rajustement est calculé en tenant compte de la valeur de rachat des actions privilégiées de second rang, rajustée conformément à ce qui précède.

3.8	Actions privilégiées de second rang – Rachat aux fins d’annulation

3.8.1

Sous réserve des dispositions applicables de la Loi, la Société peut, à tout moment et à l’occasion, en réponse à des offres de vente reçues à la suite de leur sollicitation par la Société auprès de tous les porteurs d’actions privilégiées de second rang, ou de toute autre manière déterminée au gré du conseil d’administration, racheter en vue de leur annulation la totalité ou une partie des actions privilégiées de second rang, au prix le moins élevé auquel, de l’avis du conseil d’administration, ces actions peuvent être acquises. Toutefois, ce prix ne peut à aucun moment excéder, en ce qui concerne les actions privilégiées de second rang à acheter aux fins d’annulation, le prix de rachat calculé à la date de leur achat aux fins d’annulation majoré du montant des dividendes déclarés et impayés sur les actions privilégiées de second rang à ce moment. »

ANNEXE A

MARQUES DE COMMERCE

Les Trademarks (marques de commerce), tel que ce terme est défini dans l’Asset Transfer Agreement (convention de transfert d’actifs) intervenue le ou vers le 1er décembre 2020 entre la Société et 9765719 Canada inc.